Exhibit 99.1

Zhengye Biotechnology Holding Limited Comments on Unusual Trading Activity

Jilin, China, July 21, 2026 (GLOBE NEWSWIRE) -- Zhengye Biotechnology Holding Limited (Nasdaq: ZYBT) (the “Company” or “Zhengye”), a veterinary vaccine manufacturer that encompasses research, development, manufacturing, and sales of veterinary vaccines, with a focus on livestock vaccines in China, today issued the following statement in response to recent unusual trading activity in the price and trading volume of its Class A ordinary shares.

The Company does not normally comment on market activity or rumors. However, in light of the magnitude of the recent trading activity in the Company’s securities, the Company is providing the following statement.

The Company confirms that it is not aware of any material non-public information regarding the Company, its business, financial condition, or operations that would account for the recent increase in trading activity in its securities. The Company’s business operations continue in the ordinary course, and there have been no undisclosed corporate developments, transactions, or events that management believes would explain the recent price or volume movements.

The Company has been in contact with Nasdaq regarding the recent increase in trading volume of the shares of the Company and will continue to cooperate with Nasdaq and other relevant regulatory authorities as appropriate.

Shareholders and prospective investors are cautioned to exercise care when evaluating the Company’s securities in light of the recent volatility and to rely only on information contained in the Company’s filings with the U.S. Securities and Exchange Commission.

About Zhengye Biotechnology Holding Limited

Through Jilin Zhengye Biological Products Co., Ltd., the Company’s operating entity based in Jilin, China, Zhengye Biotechnology Holding Limited focuses on the research, development, manufacturing, and sales of veterinary vaccines, with an emphasis on vaccines for livestock. For over 20 years, the operating entity has been committed to enhancing the health of animals. The operating entity has 50 veterinary vaccines, including vaccines for swine, cattle, goats, sheep, poultry, and dogs. The operating entity’s products are available in 29 provincial regions across China and are exported overseas to Vietnam, Pakistan, and Egypt as of the date of this press release. The operating entity has three veterinary vaccine production floors (including 13 vaccine production lines), one quality examination center, and one animal facility for vaccine development, all operating in accordance with Good Manufacturing Practices for Veterinary Drugs issued by the Ministry of Agriculture and Rural Affairs of the PRC. For more information, please visit the Company’s website: http://ir.jlzybio.com.

Forward-Looking Statements

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this announcement. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the United States Securities and Exchange Commission.

For more information, please contact:

Zhengye Biotechnology Holding Limited
Investor Relations Department
Email: ir@jlzybio.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com